Exhibit (a)(1)
  Press Release issued by General Employment Enterprises, Inc. on
  August 6, 2002.



  FOR IMMEDIATE RELEASE
  August 6, 2002

  COMPANY:  General Employment Enterprises, Inc.

  CONTACTS: Herbert F. Imhoff, Jr.
            Chairman of the Board & Chief Executive Officer
            Phone (630) 954-0402  (630) 954-0595 fax

            Doris A. Bernar
            Communications Manager & Assistant Corporate Secretary Phone (630) 954-0495 (630) 954-0592 fax
            invest@genp.com    e-mail



               General Employment's Executive Management
                       Volunteer to Take Pay Cut

                  Company Will Expense Stock Options
                and Adopt Stock Option Exchange Program


  Following a board of directors meeting held on August 5, 2002, General Employment Enterprises, Inc. (AMEX: JOB) announced several actions designed to better align the Company's employees and management with shareholder interests and thereby assist in increasing shareholder value.

  Compensation Reduction
  The Company announced that Herbert F. Imhoff, Jr., Chief
  Executive Officer, is voluntarily reducing his salary by 20% effective August 1, 2002. Other members of the executive management team volunteered to reduce their salaries by 10% each, and the outside members of the board of directors volunteered to reduce their fees by 50% each.

  Commenting on the reductions, Herbert F. Imhoff, Jr. said, "The past year or so has been a difficult period for the Company due to the U.S. economic slowdown and the declining demand for the Company's services. We have taken many steps to reduce the Company's cost structure. Our executive management team and board of directors felt that it would be in the best interests of the Company and its shareholders to reduce their salaries and fees to help contain costs until revenues improve. It is this level of commitment, dedication and self-sacrificing that I believe makes our management team and board very unique."


  Company to Expense Stock Options
  At its meeting, the audit committee of the Company's board of directors approved the adoption of expensing the fair value of stock options pursuant to SFAS No. 123, "Accounting for Stock-Based Compensation," effective retroactively to October 1, 2001. Mr. Imhoff commented, "In the past, we disclosed the effects of stock options in our annual reports. For fiscal 2002 we will begin recording them as compensation expense in our results of operations. In making this decision, the Company considered that investors today are looking for this type of information and that it is considered to be a preferable method of accounting."


  Stock Option Exchange Program
  The Company's board of directors voted at its meeting yesterday to offer a voluntary stock option exchange program for its employees and directors. An offer will be made to all holders of existing stock options having an option price of $3.00 per share or higher. They will be able to exchange each eligible option for a new option to be granted as of August 5, 2002, provided that current options having an exercise price of $5.50 per share or more will be required to tender two options to receive one new option. The Company expects approximately 600,000 option shares to be eligible for exchange. Because of the two-for-one feature applicable to certain options, there could be a net reduction of up to 155,000 in the number of outstanding stock options as a result of the exchange. The Company estimates that the cost of expensing stock options in fiscal 2002, under SFAS No. 123, will increase its net loss for the year by approximately $70,000 (or $0.01 per share).

  Details of the option exchange program, including new vesting
  schedules, will be contained in the offering documents.    The
  offering documents will be distributed to eligible option holders upon the completion of all regulatory requirements, which is expected to be within two weeks.

  Option holders should carefully read the offering materials when available from the company because they will contain important information and additional details for the exchange offer.
  Option holders may also obtain the exchange offer materials, tender offer statement, and other filed documents for free at the Securities and Exchange Commission's website, www.sec.gov. The exchange offer materials will be available for free from the company.

  Mr. Imhoff remarked, "General Employment and its Board of Directors view stock options as an essential part of the Company's compensation program for its managers, designed to attract and retain the best employees. The intent is to reward individuals for their strong contributions to the Company and to insure that their interests are aligned with shareholders."

  Mr. Imhoff explained, "The senior officers and directors are voluntarily agreeing to forgo a portion of their base salary to help improve the cash flow of the corporation, and many other key employees have had a reduction in their compensation due to adverse business conditions. The board has chosen to offer this exchange to benefit those who continue to make significant contributions to the Company, in spite of the economic downturn over which they have no direct control."


  Conclusion
  Concluding his remarks, Mr. Imhoff said, "We hope the economy will rebound soon. However we, like many of our peer companies, remain cautious about the outlook for remainder of the calendar year. We will continue to do whatever we can do to increase revenues and to minimize our expenses without impacting future business once the economy improves."

  This news release contains forward-looking statements that are based on management's current expectations and are subject to risks and uncertainties. Some of the factors that could affect the Company's future performance include general business conditions, the demand for the Company's services, the ability of the Company to attract and retain qualified personnel for regular full-time placement and contract project assignments, and the ability to attract and retain qualified corporate and branch management.

  General Employment provides information technology and technical staffing services, operating 33 branch offices in major metropolitan and suburban business centers in 12 states. The
  Company's shares are traded on the American Stock Exchange under the trading symbol JOB.